SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

FUSION CONNECT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

36116X102
(CUSIP Number)

Holcombe T. Green, Jr.
Manager
BCHI Holdings, LLC
3060 Peachtree Road, NW, Suite 1065
Atlanta, GA 30305
(404) 926-2211

Copies to:

John E. Zamer
Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309
(404) 581-8266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

5/4/2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116X102	SCHEDULE 13D	Page 1 of 12 Pages

1	NAMES OF REPORTING PERSONS BCHI Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	49,896,310
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	49,896,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,896,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Holcombe T. Green, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	29,836,676(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	29,836,676(1)
	10	SHARED DISPOSITIVE POWER	20,059,634(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,896,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to BCHI Holdings LLC (“Holdings”) with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is the managing member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth above because the reporting person has voting and dispositive power over such shares. The reporting person is trustee of (i) The Holcombe T. Green, Jr. 2013 Five-Year Annuity Trust, (ii) The HTG III 2015 Five-Year Annuity Trust, (iii) The FHG 2015 Five-Year Annuity Trust, (iv) The FHG 2017 Two-Year Annuity Trust, (v) The FHG 2017 Four-Year Annuity Trust, (vi) The HTG III 2017 Two-Year Annuity Trust, (vii) The HTG III 2017 Four-Year Annuity Trust, (viii) The FHG 2018 Two-Year Annuity Trust, (ix) The FHG 2018 Four-Year Annuity Trust and (x) The FHG 2018 Five-Year Annuity Trust (collectively the “Trusts”), each of which are members of Holdings, and the reporting person may be deemed a beneficial holder of 6,652,329 shares of Common Stock over which the Trusts have sole voting and shared dispositive powers as members of Holdings, and to which the reporting person has voting and dispositive power as trustee. The Reporting Person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS R. Kirby Godsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	11,674,199 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	11,674,199 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,674,199
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Holcombe T. Green, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,835,155(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	3,835,155(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,835,155
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Frank H. Green, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	5,364(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,364(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,364
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Raleigh K. Godsey, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,136,229(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,136,229(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I. Hunter Godsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,136,229(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,136,229(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS Erica Daniell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,136,229(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,136,229(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS Stephanie Shepard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,136,229(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,136,229(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The shares of Common Stock were issued as merger consideration to Holdings with respect to the merger of Birch Communications Holdings Inc. with and into Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Issuer. The reporting person is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because the reporting person has sole voting and shared dispositive power over such shares. The reporting person disclaims beneficial ownership except to the extent of the reporting person’s pecuniary interest.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102	SCHEDULE 13D	Page 10 of 12 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 (the “Common Stock”) of Fusion Connect, Inc., f/k/a Fusion Telecommunications International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 420 Lexington Avenue Suite 1718, New York, NY 10170.

Item 2. Identity and Background.

(a) This Statement is filed by the BCHI Holdings, LLC (“Holdings”), a Delaware limited liability company, Holcombe T. Green, Jr., R. Kirby Godsey, Holcombe T. Green, III, Frank H. Green, Raleigh K. Godsey, Jr., I. Hunter Godsey, Erica Daniell and Stephanie Shepard (together with, Holcombe T. Green, Jr., R. Kirby Godsey, Holcombe T. Green, III, Frank H. Green, Raleigh K. Godsey, Jr., I. Hunter Godsey and Erica Daniell, the “Holdings Members” and, collectively with Holdings, the “Reporting Persons”) .

(b) The address of the business office of each of the Reporting Persons is C/O BCHI Holdings, LLC, 3060 Peachtree Road, NW, Suite 1065, Atlanta, GA 30305.

(c) Each Holdings Member’s principal occupation is member of Holdings. Holcombe T. Green, Jr. also serves as the sole managing member of Holdings.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On August 26, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Birch Communications Holdings, Inc. (“Birch Inc.”), a Georgia corporation, and Fusion BCHI Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the Merger Agreement, among other things, Birch Inc. was merged with and into Merger Sub (the “Merger”) with Merger Sub being the surviving entity of the Merger, and as a direct, wholly-owned subsidiary of the Issuer, on May 4, 2018 (the “Closing”). As consideration for the Merger, on the Closing the Issuer issued 49,896,310 shares of Common Stock to Holdings. Each of the Holdings Members is a member of Holdings and may be deemed to beneficially own the shares of Common Stock held by Holdings to the extent set forth in this report because such Holdings Member has voting or dispositive power over such shares. Each of the Holdings Members disclaims beneficial ownership except to the extent of such Holdings Member’s pecuniary interest.

CUSIP No. 36116X102	SCHEDULE 13D	Page 11 of 12 Pages

Item 4. Purpose of the Transaction.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

At the closing of the Merger, the Issuer, Holdings and certain affiliates of the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) setting forth certain agreements among the parties regarding the governance of the Issuer. Under the Stockholders’ Agreement, the parties agreed that immediately after the Closing, the Issuer’s Board of Directors (the “Issuer’s Board”) would initially be set at seven (7) members, of which (a) three (3) persons would be designated for appointment to the Issuer’s Board by Holdings (the “Holdings Designees”), (b) three (3) persons (the “Fusion Designees”) would be designated for appointment to the Issuer’s Board by the members of the Issuer’s pre-Closing Board of Directors or, subsequently, the Fusion Designees (the “Fusion Committee”); and (c) one (1) person would be designated by Holdings with the prior written approval (not to be unreasonably withheld, conditioned or delayed) of the Fusion Committee (the “Independent Designee”).

At the Closing, the Fusion Designees are Michael J. Del Giudice, Marvin S. Rosen and Matthew D. Rosen; the Holdings Designees are Holcombe T. Green, Jr., Holcombe Green, III and Lewis W. Dickey, Jr.; and Rafe de la Gueronniere is the Independent Designee.

The Stockholders’ Agreement requires each party thereto to vote its respective shares of Common Stock in favor of electing to the Issuer’s Board individuals nominated in accordance with the foregoing provisions. The rights of the Fusion Committee and Holdings to nominate directors to the Issuer’s Board will continue (i) as to the Fusion Committee, until such time as Marvin S. Rosen and Matthew D. Rosen collectively beneficially own less than one and one-half percent (1.5%) of the then-issued and outstanding shares of Common Stock, and (ii) as to Holdings, until such time as it and its affiliates collectively beneficially own less than twenty percent (20%) of the number of shares of Common Stock issued to them at the Closing.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.1 hereto and which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 49,896,310 shares of Common Stock beneficially owned by the Reporting Persons represent 65.3% of the issued and outstanding shares of Common Stock after the Closing based on 76,462,233 shares of Common Stock outstanding as of May 4, 2018, as provided by the Issuer.

In light of the director nomination rights and the voting requirements of the Stockholders’ Agreement, the Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Fusion Designees that together constitute a group. The Fusion Designees beneficially owns 2,278,931 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by Fusion Designees. The Fusion Designees are separately making a Schedule 13D filing. Collectively, the Reporting Persons and the Fusion Designees beneficially own 52,175,241 shares of Common Stock, or 67.3%, of the issued and outstanding shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of any Common Stock, pursuant to Rule 13d-4 of the Exchange Act, other than as set forth above in this Item 5. Neither this filing nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 36116X102	SCHEDULE 13D	Page 12 of 12 Pages

(c) There have been no transactions in Common Stock that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 of this Statement is incorporated herein by reference.

The description of the Stockholders’ Agreement contained in Item 4 hereof does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders’ Agreement. The full text of the Stockholders’ Agreement is attached as Exhibit 99.1 hereto.

Other than as described in Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
99.1*	Stockholders’ Agreement, dated as of May 4, 2018, by and among Fusion Connect, Inc., BCHI Holdings, LLC, and the stockholders named therein
99.2*	Joint Filing Agreement

  * Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCHI HOLDINGS, LLC

Dated: May 8, 2018	By:	/s/ Holcombe T. Green, Jr.
Name: Holcombe T. Green, Jr.
Title: Manager

Dated: May 8, 2018	By:	/s/ Holcombe T. Green, Jr.
Name: Holcombe T. Green, Jr.

Dated: May 8, 2018	By:	/s/ R. Kirby Godsey
Name: R. Kirby Godsey

Dated: May 8, 2018	By:	/s/ Holcombe T. Green, III
Name: Holcombe T. Green, III

Dated: May 8, 2018	By:	/s/ Frank H. Green
Name: Frank H. Green

Dated: May 8, 2018	By:	/s/ Raleigh K. Godsey, Jr.
Name: Raleigh K. Godsey, Jr.

Dated: May 8, 2018	By:	/s/ I. Hunter Godsey
Name: I. Hunter Godsey

Dated: May 8, 2018	By:	/s/ Erica Daniell
Name: Erica Daniell

Dated: May 8, 2018	By:	/s/ Stephanie Shepard
Name: Stephanie Shepard